

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

December 11, 2008

Mr. Graham Rogers
Chief Financial Officer
Empire Energy Corporation International
4500 College Blvd., Suite 240
Leawood, KS 66211

>   **Re: Empire Energy Corporation International**
>   **Form 10-KSB for Fiscal Year Ended December 31, 2007**
>   **Filed April 9, 2008**
>   **Response Dated November 10, 2008**
>   **File No. 1-10077**

Dear Mr. Rogers:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-KSB/A for the Fiscal Year Ended December 31, 2007

Financial Statements

Audit Report, page 35

1.   We have read your response to prior comment 1 and the language your auditors have proposed for the introductory paragraph of their opinion, now indicating that your financial statements through June 30, 2002, and for the cumulative period from March 15, 1995 through December 31, 2007, are unaudited. Since you are not presenting financial statements through June 30, 2002, please obtain a revised audit opinion which removes this reference, while retaining the language that clarifies that the entire cumulative period from the date of inception, March 15,

1995 through December 31, 2007, which you do present, is unaudited. Please also label the periods within your Statements of Stockholders' Equity as necessary to differentiate audited and unaudited information.

Note 8 – Convertible Debentures and Notes Payable, page 56

2.   We have read your response to prior comment 4, regarding the 2006 loan from Wind City and the 2007 sale of Zeehan Zinc shares; and see that you are proposing some changes to your financial statements. However, in the draft amendment you continue to report the $2,655,000 gain on the 2007 sale of your Zeehan Zinc shares in both the 2006 section of your Statements of Stockholders Equity as "Warrants Issued: Wind City put option," and as "Value of Put Option" on the Balance Sheet; while eliminating the reversal of this entry in 2007, and removing the gain which had been recognized upon exercise of the put option and sale of Zeehan shares in your 2007 Statements of Operations.

Given your representation that the put option exercise price represented the fair value of the Zeehan Zinc shares in December 2006, also considering that the put option could not be exercised until January 2007, we do not see support for presenting the $2,655,000 amounts mentioned above in your 2006 financial statements. Given your representation, it also appears that you would need to recognize the $2,655,000 gain on the sale of the Zeehan Zinc shares in January 2007.

With respect to the warrants that you issued with the note payable to Wind City in December 2006, to acquire 60 million shares of your Class A common stock at $0.15 per share, you stated that you calculated the value of these warrants, using the Black-Scholes Model, to be $250,000. Given that these were detachable warrants, it appears that you need to allocate the $4 million in loan proceeds received from Wind City between the loan and the warrants based on their relative fair values, in accordance with paragraph 16 of APB 14. Under this guidance, we would expect that the portion of the $4 million attributed to the warrants would be recorded in your Statements of Stockholders Equity in 2006; and that you would amortize the resulting discount on the loan over its term.

3.   We have read your response to prior comment 5, concerning the shares of Zehan Zinc that you borrowed and then sold during 2007. We understand from the schedule of transactions in Zeehan Zinc stock that you submitted with your response that you sold 7,641,407 shares of Zeehan Zinc stock in December 2007 at a net loss of $1,638,460, which includes $1,384,088 in transaction costs. Please tell us what this amount consists of and explain how it reconciles to the $600,000 long-term payable, which you say is the value of the 5,000,000 shares of common stock that you agreed to issue as a fee to borrow 9,000,000 shares of

Zeehan Zinc in November 2007. Please also resolve this discrepancy in the draft disclosure revision that you submitted with your reply.

Note 12- Merger with Great South Land Minerals Limited and Investment in Zeehan Zinc Limited, page 61

Acquisition of Pacific Rim Foods, Ltd., page 61

4.   We have read your response to prior comment 7 in which you indicate that your voting agreement with a related party shareholder allows you to maintain voting control over Pacific Rim Foods even though your direct interest in Pacific Rim Foods is only 45% and 47% as of December 31, 2007 and December 31, 2006, respectively. Given that the voting agreement allows either party to terminate the agreement at any time with a ten day notice, without payment or consideration, it is unclear how you are able to regard the voting agreement as substantive. As we understand the arrangement, you may vote the shares only as long as the counterparty agrees with your intentions.

      We would like you to consider an analogy under EITF 04-5, which describes how a presumption of control is diminished by the presence of kick-out rights. Under this guidance, a general partner is presumed to control a partnership, regardless of their ownership interest, unless the limited partners are able to remove the general partner by exercising kick-out rights. In other words, the general partner is not regarded as controlling the partnership if the limited partners have the ability to intercede and remove the general partner from its role by exercising kick-out rights.

      In your situation, it appears that the ten-day termination clause may be analogous to the kick-out rights described in the aforementioned guidance. Tell us if you have additional information that you believe would support an alternate view. Please also clarify whether you have any economic interest in Pacific Rim Foods that would represent the interest of a primary beneficiary under FIN46(R).

Technology License, page 62

5.   We note that you acquired a technology license from Batego Limited in June 2006 in exchange for 15,000,000 shares of your common stock with a value of $3,000,000 and 5,000,000 shares of your Zeehan Zinc stock with a value of $925,000. We also note that you cancelled this license agreement in June 2007, and all of these shares were returned to you. We see that upon this cancellation, you recorded the return of the shares at the same prices at which they were issued. Please address the following points:

     (a)   Tell us how you valued the technology license acquired in June 2006, and explain how you allocated this value to your shares and the shares of Zeehan Zinc.

     (b)   Indicate how you determined the 15,000,000 shares issued were appropriately valued at $0.20 per share.

     (c)   Explain how you determined that the value to be allocated to the 5,000,000 shares of Zeehan Zinc stock issued to Batego would be less than their carrying value, indicate the date that you believe these shares actually became impaired, and tell us why the loss you recorded on the sale of these shares would not have indicated impairment of the remaining Zeehan Zinc shares that you owned.

     (d)   Provide details about how you determined the value of the technology license on the date of the cancellation in June 2007 was equivalent to the value assigned when you first acquire the license one year earlier.

     (e)   Identify the authoritative support that you relied upon in reporting the return of your shares and the Zeehan shares in June 2007 at the same price per share as the date they were issued, one year earlier, rather than at the fair market value of the shares on the date of the transaction in June 2007.

Closing Comments

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Tracie Towner at (202) 551-3744 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3686 with any other questions.

Sincerely,

Karl Hiller
Branch Chief